

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

Via E-mail
John Tynan
Chief Executive Officer
VG Life Sciences, Inc.
121 Gray Avenue, Suite 200
Santa Barbara, CA

> **Re:** **VG Life Sciences, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed September 10, 2014**
> **File No. 000-26875**

Dear Mr. Tynan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors
Risks Related to Our Business
We are a development stage company with no commercial products, page 23

1. Please expand your disclosure to describe the meaning and significance of a pre-IND application the first time you refer to it in this risk factor.

Risks Related to Development and Regulatory Approval of VG1177, MDT and our Other Product Candidates, page 30

2. Please delete reference to your "other product candidates" in this risk factor heading as you do not have any other product candidates other than VG1177 and MDT at this time.

If we fail to maintain our existing or establish new collaborative relationships…, page 35

3. We note your response to our prior comment 28. Please expand your disclosure in this risk factor to describe the obligations you are required to fulfill under the agreements memorializing your collaborative relationships.

MedBridge Development Company, page 48

4. We note your response to our prior comment 33. Please identify the related party which advanced you $50,000 as part of the SCA with MedBridge Development Company.

Item 7. Certain Relationships and Related Transactions, and Director Independence
Best Investments, Inc. and Best Investment Trust, page 59

5. We note your response to our comment 38 and your revised disclosure which provides the nature of the services provided by Mr. Keledjian. Please expand your disclosure to quantify the amount of the original $993,023 principal amount attributable to cash advances by Mr. Keledjian and the amount attributable to services rendered by Mr. Keledjian.

You may contact Scott Wuenschell at (202) 551-3467 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director